Exhibit (a)(3)

PRESS RELEASE ISSUED BY THE COMPANY ON FEBRUARY 25, 2005

HOLLYWOOD BOARD EXPRESSES NO OPINION AND REMAINS NEUTRAL TOWARD

BLOCKBUSTER’S UNSOLICITED DEBT TENDER OFFER

PORTLAND, Ore., February 25, 2005 — Hollywood Entertainment Corporation (Nasdaq: HLYW) announced today that its Board of Directors unanimously expressed no opinion and remained neutral toward the unsolicited offer by Blockbuster Inc. (NYSE: BBI) to purchase all of Hollywood’s outstanding 9.625% Senior Subordinated Notes due 2011 and the related consent solicitation.

The Board arrived at this position after receiving the unanimous recommendation of a Special Committee of independent directors, which considered the facts and circumstances surrounding Blockbuster’s unsolicited note tender offer. Because the Board owes fiduciary duties to Hollywood’s shareholders, who may be affected by a noteholder’s decision to tender or not to tender notes, and owes no fiduciary duties to Hollywood’s noteholders, the Board and Special Committee concluded it would not be appropriate to provide a recommendation as to whether noteholders should tender notes. The Board, however, strongly urged Hollywood’s noteholders to carefully consider all aspects of Blockbuster’s offer before deciding for themselves whether to tender. Among the factors the Board and the Special Committee considered and which noteholders should be aware of in making their determination are:

•	under the terms of Blockbuster’s note tender offer, holders who tender will not be permitted to withdraw or revoke their tender, leaving them unable to tender in response to a more attractive offer;

•	Blockbuster’s unsolicited note tender offer is subject to a number of conditions, including the satisfaction or waiver of the conditions to Blockbuster’s February 4, 2005 unsolicited offer to purchase Hollywood’s common stock;

•	Blockbuster’s unsolicited common stock tender offer is itself subject to numerous conditions which reduce the likelihood of the transaction being completed. Because Blockbuster’s note tender offer is conditioned upon the satisfaction or waiver of the conditions to Blockbuster’s common stock tender offer, the note tender offer is equally as unlikely to be completed, unless these conditions are waived for the note tender offer; and

•	the Board and Special Committee have previously recommended that Hollywood’s shareholders reject Blockbuster’s unsolicited common stock tender offer, in part due to the numerous conditions which reduce the likelihood that the transaction will be completed. The factors considered by the Board and the Special Committee in arriving at this conclusion are included in a Solicitation/Recommendation Statement on Schedule 14D-9 that was filed with the Securities and Exchange Commission on February 17, 2005.

The announcements contained in this press release were made pursuant to Hollywood’s obligations under Rule 14e-2 under the Securities Exchange Act of 1934.

UBS Investment Bank and Lazard provided financial advice to the Special Committee in connection with these matters. Gibson, Dunn & Crutcher LLP provided legal advice to the Special Committee and Stoel Rives LLP provided legal advice to Hollywood in connection with these matters.

Recommendation on Blockbuster’s Common Stock Tender Offer Remains Unchanged

The determination of the Board announced today does not change the recommendation of the Board that shareholders reject Blockbuster’s unsolicited common stock tender offer announced on February 17, 2005.

Additional Information

The proxy statement relating to Movie Gallery’s acquisition of Hollywood that Hollywood plans to file with the Securities and Exchange Commission and mail to its shareholders will contain information about Hollywood, Movie Gallery, the proposed merger and related matters. Shareholders are urged to read the proxy statement carefully when it is available, as it will contain important information that shareholders should consider before making a decision about the merger. In addition to receiving the proxy statement and a white proxy card from Hollywood by mail, shareholders will also be able to obtain the proxy statement, as well as other filings containing information about Hollywood, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, from Hollywood. The proxy statement will also be available from MacKenzie Partners, Inc. by calling (800) 322-2885 toll-free or by email request to: proxy@mackenziepartners.com. This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of Hollywood.

Hollywood and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Hollywood’s shareholders with respect to the proposed merger. Information regarding any interests that Hollywood’s executive officers and directors may have in the transaction with Movie Gallery will be set forth in the proxy statement.

Contacts:

Daniel Burch	(212) 929-5748
Larry Dennedy	(212) 929-5239
Bob Marese	(212) 929-5405